Filed by Northgate Mineral Corporation
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Aurizon Mines Ltd.
Commission File Number: 000-22672
Date: May 23, 2006

News
Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE MINERALS CORPORATION ANNOUNCES OFFER FOR ALL
OUTSTANDING SHARES OF AURIZON MINES LTD.

VANCOUVER, May 23, 2006 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) announced today that, together with a wholly-owned subsidiary, it will make an offer to acquire all the outstanding shares of Aurizon Mines Ltd. (TSX: ARZ, AMEX: AZK). Aurizon shareholders will be offered 0.741 of a Northgate common share for each Aurizon common share, which implies an offer price of Cdn$3.00 per share (based on Northgate's May 19, 2006 closing price on the TSX of Cdn$4.05). The offer represents a premium of 30.5% over the May 19, 2006 closing price of Aurizon's shares on the TSX.

OFFER HIGHLIGHTS

  The proposed business combination will create a leading Canadian focused, mid-tier, gold miner with a market capitalization of more than US$1 billion, strong cash flow, proven operating expertise, large resource base and exciting growth prospects.

  Aurizon shareholders will receive 0.741 of a Northgate share for each Aurizon share, which implies an offer price of Cdn$3.00 per share (based on Northgate's May 19, 2006 closing price on the TSX of Cdn$4.05).

  The offer price represents a substantial premium of 30.5% based on Aurizon's and Northgate's May 19, 2006 closing prices on the TSX and a 30.5% premium based on the volume weighted average closing prices of Aurizon's and Northgate's common shares over the last 10 trading days on the TSX.

  Northgate's solid balance sheet and the substantial free cash flow generated by the Kemess South mine will backstop the commissioning of the Casa Berardi mine and provide financial flexibility going forward.

  The transaction is expected to benefit shareholders of both companies by creating a combined entity with two operating mines, a variety of near term organic growth opportunities within three Canadian mining camps and the financial capability to bring these opportunities into production.

Ken Stowe, Northgate's President and CEO stated; "The offer that we will make in the coming days provides significant value to Aurizon's shareholders by providing them with a substantial premium to Aurizon's closing share price on May 19, 2006. In addition, Aurizon shareholders will have the opportunity to participate in a much larger gold mining company with a diversified Canadian asset base, including two operating gold mines, annual gold production of close to half a million ounces, and the financial capability to develop a variety of additional gold mining projects over the next few years. The combination of Northgate and Aurizon will result in a Canadian gold mining company with demonstrated management and operating expertise in both open pit and underground mining and provide both Northgate and Aurizon shareholders with an excellent platform for continued value creation."

OVERVIEW OF THE COMBINED COMPANY

The combination of Northgate and Aurizon will create a leading mid-tier gold producer with two producing gold mines in Canada and a market capitalization exceeding US$1 billion. The New Northgate will have the management expertise and financial capability to efficiently fund current development projects and capitalize on other growth opportunities.

Production: The New Northgate will have estimated production for 2007 of approximately 480,000 ounces of gold and approximately 84 million pounds of copper from the Kemess South mine and the Casa Berardi mine.

Reserves and Resources: The New Northgate will have 6.7 million ounces of proven and probable gold reserves, 3.9 million ounces of measured and indicated resources and 2.2 million ounces of Inferred Resources based on the respective 2005 year-end figures of Northgate and Aurizon's feasibility study for Casa Berardi. The New Northgate will also have proven and probable copper reserves of 1.8 billion pounds, with an additional 0.9 billion pounds of copper in the measured and indicated category as at December 31, 2005.

Growth Opportunities: Northgate currently has two advanced Canadian development projects, the Kemess North project in north-central British Columbia and the Young-Davidson project in Northern Ontario. Kemess North is currently in the permitting process. A surface-based diamond drilling program is in progress at Young-Davidson and in April 2006 Northgate accelerated the development of the property by committing funds to design and permit an advanced underground exploration program. With the addition of the strong development and operating team at the Casa Berardi mine, the New Northgate will be well positioned to develop future growth opportunities.

Operating Expertise: Northgate has one of the most experienced operating teams in the business and with the addition of the Casa Berardi operating team the New Northgate will be well positioned to capitalize on other exciting growth opportunities.

Low Cost Operator: Based on estimates published by Aurizon, the New Northgate will have an average net cash cost of production of approximately US$141 per ounce during 2007 based on a copper price of US$1.75 per pound (currently the copper price on the London Metal Exchange is in excess of US$3 per pound). This would place the New Northgate in the lower quartile of world gold producers.

Financial Flexibility: Based on unaudited financial statements of both companies as at March 31, 2006 the New Northgate will have net cash of US$70.2 million. Following closing of the transaction the robust balance sheet and strong cash flow of the combined entity will provide maximum financial flexibility.

DETAILS OF THE OFFER

Full details of the offer will be included in the formal offer and take-over bid circular to be mailed to Aurizon shareholders. Northgate will formally request a list of Aurizon's shareholders shortly and expects to mail the take-over bid documents to Aurizon shareholders as soon as possible following receipt of the shareholders list. The offer will be open for 35 days following the date of mailing. The offer will be subject to certain conditions of completion, including receipt of all necessary regulatory clearances, absence of material adverse changes, waiver of, or inapplicability of, Aurizon's Shareholder's Rights Plan and acceptance of the offer by Aurizon shareholders owning not less than 75% of Aurizon common shares on a fully-diluted basis. Once the 75% acceptance level is met, Northgate intends and expects, but is not required, to take steps to acquire all outstanding Aurizon common shares.

Northgate and a wholly-owned subsidiary of Northgate will offer to purchase Aurizon shares on a joint basis in order to obtain favourable Canadian and United States tax treatment, both for Aurizon shareholders and Northgate. Eligible holders will be able to tender their Aurizon shares to Northgate for the purpose of achieving a tax-deferred rollover for Canadian federal income tax purposes. Other shareholders who elect to participate in the offer will be required to tender to Northgate's subsidiary. Following successful completion of the offer, Northgate intends to take all necessary steps to amalgamate Aurizon with Northgate's subsidiary in which case Aurizon shareholders who have not tendered their shares to the take-over bid would receive Northgate shares directly from Northgate in exchange for each Aurizon share held. The acquisition by Northgate of all of the Aurizon shares in exchange for Northgate shares through the combination of this offer and the subsequent amalgamation is intended to be classified as a "tax-free reorganization" for United States tax purposes.

Northgate's financial advisor is TD Securities Inc. and its legal advisors are Fraser Milner Casgrain LLP in Canada and Hogan & Hartson LLP in the USA.

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Conference Call and Webcast

You are invited to participate in the Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) live conference call and webcast to discuss the offer for Aurizon Mines Ltd. The call and webcast will take place on Tuesday, May 23, 2006, at 10:00 am EST. Northgate's presentation package for the conference call will be uploaded for the webcast on the morning of May 23 and posted on Northgate's web site at www.northgateminerals.com under Investor Relations – Presentations page.

Webcast:
To view the webcast, go to www.northgateminerals.com and follow the link on the home page that says "webcast". Before viewing the webcast, please ensure that your system meets the minimum system requirements and that you have installed Windows Media Player. If you do not have high-speed internet access, please download the PDF version of the presentation package and follow along with the audio broadcast.

Teleconference:
You may participate in the Northgate Conference Call by dialing 416-695-9753 or toll-free in North America by dialing 1-877-888-3490. European callers may participate toll-free by dialing 800-4222-8835. European callers will need to dial the International Access Code prior to dialing the toll-free number in order to join the call. European participants must call their local operator to find out what the International Access Code they must dial. To ensure your participation, please call five minutes prior to the scheduled start of the call.

The archived teleconference may be accessed by dialing 1-888-509-0081 or 416-695-5275, and entering pass code 622614. For European callers, only the archived webcast will be available. Please follow the instructions on Northgate's website for access. The conference call will be available for replay until June 6, 2006.

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Note to Security Holders:

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Aurizon. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Northgate plans to file an offer and take-over bid circular with Canadian provincial securities regulators. Northgate also intends to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement both of which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction referred to in the foregoing information when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Northgate with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on Northgate's website or by directing a request to Northgate.

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About Northgate:

Northgate Minerals Corporation is a gold mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000 ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit and the Young-Davidson property in northern Ontario. Proven and Probable Reserves at Kemess total 5.5 million ounces of gold with additional total Resources of 3 million ounces. Young-Davidson has a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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Forward-Looking Statements

Certain information included herein, including any information as to Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements". The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements including but not limited to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, Northgate's hedging practices, permitting time lines, and the timing and possible outcome of pending litigation are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Northgate cautions the readers that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from Northgate's estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward-looking statements are not guarantees of future performance.

These risks, uncertainties and other factors include, but are not limited to: sensitivity to metal prices, foreign exchange rates and interest rates, sufficiency of cash flows, cash costs of gold production, uncertainty of ore reserves and mineral resources, reserve estimates, mining risks and insurance, title matters, income tax, costs of exploration and development programs, laws and regulations and competition, scarcity of mineral lands and litigation, as well as those factors discussed in greater detail in Northgate's current Form 40-F/Annual Information Form ("Northgate's AIF") on file with the Canadian provincial securities regulatory authorities and US Securities and Exchange Commission. Material factors or assumptions that were applied in drawing a conclusion or making estimates set out in forward-looking statements herein, include Northgate's 2005 reserve and resource price and foreign exchange rate assumptions described in Northgate's AIF; the gold price, operating cost and foreign exchange rate assumptions contained in Aurizon's 43-101 Technical Report on Casa Berardi; prices for copper of US$2.60 per pound in 2006 and US$1.75 per pound in 2007; Canadian$/US$ foreign exchange rates of 1.12 in 2006 and 1.18 in 2007; and a gold price of US$600 per ounce in 2006. Northgate cautions that this list of factors is not exhaustive. The following factors, among others, related to the business combination of Northgate and Aurizon could cause actual results to differ materially from the forward-looking statements: the Northgate Common Shares issued in connection with the offer may have a market value lower than expected; the businesses of Northgate and Aurizon may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Northgate and Aurizon transaction may not be fully realized or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect Northgate and the combination of Northgate and Aurizon. Additional factors are noted elsewhere in the offer and take-over bid circular and in documents incorporated by reference therein. Northgate disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe
President and Chief Executive Officer
416-216-2772

Important Notice

Northgate plans to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which will include Northgate's offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Northgate with the SEC at the SEC's website at www.sec.gov. These documents may also be obtained for free, once they have been mailed, on Northgate's website or by directing a request to Northgate's media or investor relations department.